

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

February14, 2018

Deborah A. Fasanelli
Chief Financial Officer
Multi Solutions II, Inc.
4400 Biscayne Boulevard, 10th Floor
Miami, Florida33137

> **Re: Multi Solutions II, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2017**
> **Filed April 21, 2017**
> **File No. 0-12162**

Dear Ms. Fasanelli:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Accounting Branch Chief
                                        Office of Consumer Products

cc: Frederick W. Schmid III, CPA, Controller